CADDYSTATS, INC.
                            105 - 501 Silverside Road
                              Wilmington, DE 19809
                 Telephone: (877) 903-8600 / Fax: (866) 903-8601


October 26, 2007


United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Attn: Daniel H. Morris:

        RE: CaddyStats, Inc.
        Request for Acceleration of Effective Date of Registration Statement on Form SB-2/A filed on October 12, 2007, File No: 333-141907

We hereby request that the Commission accelerate the effective date of our registration statement to be October 30, 2007 at 3:00 PM Eastern Daylight Time.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/ GORDON DAWSON

Gordon Dawson
President